Exhibit 23.1

Consent of Independent Register Public Accounting Firm

The Plan Administrator
Aetna 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333‑124619) on Form S-8 of Aetna Inc. of our report dated June 30, 2014, with respect to the statements of net assets available for benefits of Aetna 401(k) Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013, which report appears in the annual report on Form 11-K of Aetna 401(k) Plan for the year ended December 31, 2013.

/s/ KPMG LLP

Hartford, Connecticut
June 30, 2014